Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces First-Quarter 2024 Financial Results

TAIPEI, Taiwan, May 3, 2024 – GigaMedia Limited (NASDAQ: GIGM) today announced its first quarter 2024 unaudited financial results.

Comments from Management

For the first quarter of 2024, GigaMedia reported revenues of $0.73 million with a gross profit of $0.35 million, an operating loss of $1.11 million and the net loss of $0.90 million.

If compared to the previous quarter, the revenues decreased by 16.7%. In this quarter, we continued scaling back and consolidating resources from underperforming products, and certain disruptive factors in our sales channel were gradually remediated. While the turnaround of financial performance may not be immediate, after the optimizing measures we are encouraged to see gamers’ traffic is stabilizing in our higher margin legacy casual games.

With a slimmer team in place, for 2024 we plan to continue our exploration of digital entertainment to further develop and promote our own products and services.

First Quarter Overview

•
Operating revenues decreased by 16.7% in quarter-on-quarter comparison.
•
While loss from operations increased to $1.11 million from $0.65 million last quarter, net loss of $0.90 million represented a decrease of loss from net loss of $2.02 million last quarter, mainly due to certain year-end evaluation in the previous quarter for our investments.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the First Quarter

GIGAMEDIA 1Q24 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	1Q24	4Q23	Change (%)	1Q24	1Q23	Change (%)
Revenues	725	870	(16.7)%	725	1,325	(45.3)%
Gross Profit	346	504	(31.3)%	346	792	(56.3)%
Loss from Operations	(1,114)	(645)	NM	(1,114)	(698)	NM
Net Loss Attributable to GigaMedia	(902)	(2,018)	NM	(902)	(313)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.08)	(0.18)	NM	(0.08)	(0.03)	NM
EBITDA (A)	(1,358)	(2,522)	NM	(1,358)	(705)	NM
Cash, Cash Equivalents and Restricted Cash	36,815	38,783	(5.1)%	36,815	38,119	(3.4)%

NM= Not Meaningful

(A) EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

First-Quarter Financial Results

•
Consolidated revenues for the first quarter of 2024 decreased by 16.7% quarter-on-quarter to $0.73 million, from $0.87 million in the fourth quarter of 2023, and by 45.3% year-over-year from $1.32 million in the first quarter of 2023.
•
Consolidated gross profit decreased to $0.35 million from $0.50 million in last quarter and decreased by 56.3% from $0.79 million in the same quarter last year.
•
Consolidated operating expenses were $1.46 million in the first quarter of 2024, approximately increased by 27.1% when compared to prior quarter.
•
Net loss for the first quarter of 2024 was $0.90 million, which was a decrease of loss from $2.02 million net loss last quarter.
•
Cash, cash equivalents and restricted cash at the first quarter-end of 2024 amounted to $36.82 million, decreased by approximately $1.96 million from $38.78 million at the fourth quarter-end of 2023.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounting to $36.82 million, or approximately $3.33 per share as of March 31, 2024.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 3, 2024. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“Since late 2023, we have being re-examining mechanisms in our legacy casual games and to reconstruct players’ ecosystem,” said GigaMedia CEO James Huang. “While the effect would take some time to exhibit, we believe that will lead to a healthier gross margin in the long-run for our own offerings.”

Meanwhile, our business strategies always include expanding through mergers and acquisitions. We will keep looking for investment opportunities that have strategic capacity to accelerate our growth and enhance shareholders’ value.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the first quarter 2024 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2024 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2024	12/31/2023	3/31/2023
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Digital entertainment service revenues	725	870	1,325
	725	870	1,325
Operating costs
Cost of digital entertainment service revenues	379	366	533
	379	366	533
Gross profit	346	504	792
Operating expenses
Product development and engineering expenses	185	179	178
Selling and marketing expenses	378	344	431
General and administrative expenses	896	626	880
Other	1	—	1
	1,460	1,149	1,490
Loss from operations	(1,114)	(645)	(698)
Non-operating income (expense)
Interest income	471	518	405
Foreign exchange (loss) gain - net	(276)	339	(1)
Loss on disposal of investments	—	(1)	—
Changes in the fair value of an instrument recognized at fair value	9	(2,229)	(19)
Other-net	8	—	—
	212	(1,373)	385
Loss from continuing operations before income taxes	(902)	(2,018)	(313)
Income tax expense	—	—	—
Net loss attributable to shareholders of GigaMedia	(902)	(2,018)	(313)
Loss per share attributable to GigaMedia:
Basic	(0.08)	(0.18)	(0.03)
Diluted	(0.08)	(0.18)	(0.03)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052
Diluted	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2024	12/31/2023	3/31/2023
	unaudited	audited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	36,502	38,470	37,806
Investment in securities-current	—	—	7,950
Accounts receivable - net	239	227	155
Prepaid expenses	374	54	368
Restricted cash	313	313	313
Other receivables	371	2	767
Other current assets	138	141	123
Total current assets	37,937	39,207	47,482

Investment in securities - noncurrent	5,798	5,777	2,371
Property, plant & equipment - net	112	111	146
Intangible assets - net	10	13	17
Prepaid licensing and royalty fees	251	24	141
Other assets	1,322	1,365	1,546
Total assets	45,430	46,497	51,703

Liabilities and equity
Accounts payable	23	44	78
Accrued compensation	157	396	134
Accrued expenses	784	786	878
Unearned revenue	579	573	872
Other current liabilities	688	665	637
Total current liabilities	2,231	2,464	2,599
Other liabilities	379	495	794
Total liabilities	2,610	2,959	3,393
Total equity	42,820	43,538	48,310
Total liabilities and equity	45,430	46,497	51,703

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2024	12/31/2023	3/31/2023
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(902)	(2,018)	(313)
Depreciation	12	11	10
Amortization	3	3	3
Interest income	(471)	(518)	(405)
Interest expense	—	—	—
Income tax expense	—	—	—
EBITDA	(1,358)	(2,522)	(705)